SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

(Amendment No.     )

REALOGY HOLDINGS CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

75605Y106

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 12, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75605Y106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person RCIV Holdings (Luxembourg) S.à r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 57,462,269 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 57,462,269 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 57,462,269 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 42.2%

14	Type of Reporting Person OO

CUSIP No. 75605Y106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Investment Fund VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 2,184,066 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 2,184,066 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,184,066 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.6%

14	Type of Reporting Person PN

CUSIP No. 75605Y106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Domus Investment Holdings, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 2,014,734 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 2,014,734 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,014,734 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.5%

14	Type of Reporting Person OO

CUSIP No. 75605Y106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Domus Co-Investment Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,714,000 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,714,000 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,714,000 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 2.7%

14	Type of Reporting Person OO

CUSIP No. 75605Y106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 2,184,066 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 2,184,066 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,184,066 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.6%

14	Type of Reporting Person PN

CUSIP No. 75605Y106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management VI, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 2,184,066 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 2,184,066 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,184,066 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.6%

14	Type of Reporting Person OO

CUSIP No. 75605Y106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 2,184,066 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 2,184,066 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,184,066 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.6%

14	Type of Reporting Person PN

CUSIP No. 75605Y106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 2,184,066 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 2,184,066 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,184,066 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.6%

14	Type of Reporting Person OO

CUSIP No. 75605Y106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person RCIV Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 57,462,269 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 57,462,269 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 57,462,269 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 42.2%

14	Type of Reporting Person PN

CUSIP No. 75605Y106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 65,375,069 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 65,375,069 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,375,069 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 48.0%

14	Type of Reporting Person PN

CUSIP No. 75605Y106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VI Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 65,375,069 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 65,375,069 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,375,069 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 48.0%

14	Type of Reporting Person OO

CUSIP No. 75605Y106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 65,375,069 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 65,375,069 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,375,069 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 48.0%

14	Type of Reporting Person PN

CUSIP No. 75605Y106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 65,375,069 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 65,375,069 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,375,069 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 48.0%

14	Type of Reporting Person OO

CUSIP No. 75605Y106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 65,375,069 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 65,375,069 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,375,069 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 48.0%

14	Type of Reporting Person PN

CUSIP No. 75605Y106	13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 65,375,069 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 65,375,069 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,375,069 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 48.0%

14	Type of Reporting Person OO

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.           Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, par value $0.01 (the “Common Stock”), of Realogy Holdings Corp. (the “Issuer”).  The principal executive offices of the Issuer are located at One Campus Drive, Parsippany, New Jersey 07054.

Item 2.           Identity and Background

This Statement on Schedule 13D is filed jointly by (i) Apollo Investment Fund VI, L.P., a Delaware limited partnership (“AIF VI LP”), (ii) Domus Investment Holdings, LLC, a Delaware limited liability company (“Domus LLC”), (iii) Domus Co-Investment Holdings LLC, a Delaware limited liability company (“Domus Co-Invest LLC”). (iv) RCIV Holdings (Luxembourg) S.à r.l., a limited company organized under the laws of Luxembourg (“RCIV Luxembourg”), (v) Apollo Advisors VI, L.P., a Delaware limited partnership (“Advisors VI”), (vi) Apollo Capital Management VI, LLC, a Delaware limited liability company (“ACM VI”), (vii) Apollo Principal Holdings I, L.P., a Delaware limited partnership (“Principal I”), (viii) Apollo Principal Holdings I GP, LLC, a Delaware limited liability company (“Principal I GP”), (ix) RCIV Holdings, L.P., a Cayman Islands exempted limited partnership (“RCIV LP”), (x) Apollo Management VI, L.P., a Delaware limited partnership (“Management VI”), (xi) AIF VI Management, LLC, a Delaware limited liability company (“AIF VI LLC”), (xii) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (xiii) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), (xiv) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”) and (xv) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP”).  AIF VI LP, Domus LLC, Domus Co-Invest LLC, RCIV Luxembourg, Advisors VI, ACM VI, Principal I, Principal I GP, RCIV LP, Management VI, AIF VI LLC, Apollo Management, Management GP, Management Holdings and Holdings GP are referred to herein collectively as the “Reporting Persons”.  The address of each of AIF VI LP, Domus LLC, Domus Co-Invest LLC, Advisors VI, ACM VI, Principal I and Principal I GP is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The address of RCIV Luxembourg is 44, Avenue John F. Kennedy, L-1885, Luxembourg.  The address of RCIV LP is c/o Intertrust Corporate Services (Cayman) Limited, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands.  The address of each of Management VI, AIF VI LLC, Apollo Management, Management GP, Management Holdings, Management Holdings GP is 9 West 57th Street, 43rd Floor, New York, New York 10019.

Each of AIF VI LP, Domus LLC, Domus Co-Invest LLC and RCIV Luxembourg is principally engaged in the business of investment in securities of the Issuer and other investment securities.  Advisors VI is the general partner of AIF VI LP, and is principally engaged in the business of serving as the general partner of AIF VI LP.  ACM VI is the general partner of Advisors VI and is principally engaged in the business of serving as the general partner of Advisors VI.  Principal I is the sole member and manager of ACM VI and is principally engaged in the business of serving as the sole member and manager of ACM VI and other Apollo advisor entities.  Principal I GP serves as the general partner of Principal I and is principally engaged in serving as the general partner of Principal I.

RCIV LP is the sole shareholder of RCIV Luxembourg and is principally engaged in the business of serving as the sole shareholder of RCIV Luxembourg.  Management VI serves as the manager of each of AIF VI LP, Domus LLC and RCIV LP, and the managing member of Domus Co-Invest LLC, and is principally engaged in the business of serving as the manager or managing member of Apollo investment funds.  AIF VI LLC serves as the general partner of Management VI and is principally engaged in the business of serving as the general partner of Management VI.  Apollo Management serves as the sole member and manager of AIF VI LLC, and is principally engaged in the business of serving as the member and manager of Apollo management entities.  Management GP serves as the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.  Management Holdings is the sole member and manager of Management GP.  Management Holdings is principally engaged in the business of serving as the sole member and manager of Management GP and other Apollo management entities.  Management Holdings GP is the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers as well as managers of Holdings GP and Principal I GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

The shares of Common Stock held of record by RCIV Luxembourg were acquired upon the RCIV Luxembourg’s exercise of its right to convert the Issuer’s Series A, B and C 11.00% Convertible Senior Subordinated Notes due 2018 (the “Convertible Notes”) held by RCIV Luxembourg into shares of Common Stock of the Issuer on the date of closing of the Issuer’s initial public offering of common stock (the “Offering”).

The shares of Common Stock held of record by AIF VI LP, Domus LLC and Domus Co-Invest LLC (the “Apollo Funds”) were acquired upon the reclassification of the Issuer’s Class B Common Stock into Common Stock on the date of closing of the Offering.

Each of the Apollo Funds received the cash to purchase the Issuer’s Class B Common stock from capital contributions from their respective limited partners or members.  RCIV Luxembourg received the cash to purchase the Convertible Notes issued by the Issuer from capital contributions from its limited partner.

Item 4.           Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  None of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.           Interest in Securities of the Issuer

The Apollo Funds and RCIV Luxembourg are the record holders of 65,375,069 shares of Common Stock of the Issuer, which represents approximately 48.0% of the outstanding Common Stock of the Issuer.

The shares of Common Stock shown as beneficially owned by RCIV LP include the shares of Common Stock owned of record by RCIV Luxembourg.  The shares of Common Stock shown as beneficially owned by each of Advisors VI, ACM VI, Principal I and Principal I GP include the shares of Common Stock owned of record by AIF VI LP.  The shares of Common Stock shown as beneficially owned by each of Management VI, AIF VI LLC, Apollo Management, Management GP, Management Holdings and Management Holdings GP include the shares of Common Stock owned of record by the Apollo Funds and RCIV Luxembourg.  Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock of the Issuer included in this report other than the shares of Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)          See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of Common Stock beneficially owned by each Reporting Person is based upon 136,153,234 shares of Common Stock outstanding immediately following the conversion of the Convertible Notes, which also includes the 40,000,000 shares of Common Stock issued in the Offering, and an additional 6,000,000 shares of Common Stock purchased by the underwriters upon exercise of their option to purchase additional shares from the Issuer in connection with the Offering, as reported in the final prospectus pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, filed by the Issuer with the Securities and Exchange Commission on October 11, 2012 (File No. 333-181988).

(b)         See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(c)          There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d)         Not applicable.

(e)          Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.           Material to Be Filed as Exhibits

Exhibit 1:                        Joint Filing Agreement dated as of October 19, 2012, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: October 19, 2012

APOLLO INVESTMENT FUND VI, L.P.

	By:	Apollo Advisors VI, L.P.
its general partner

		By:	Apollo Capital Management VI, LLC
its general partner

			By:	/s/ Laurie D. Medley
			Name:	Laurie D. Medley
			Title:	Vice President

DOMUS INVESTMENT HOLDINGS, LLC

	By:	Apollo Management VI, L.P.
its manager

		By:	AIF VI Management, LLC
its general partner

			By:	/s/ Laurie D. Medley
			Name:	Laurie D. Medley
			Title:	Vice President

DOMUS CO-INVESTMENT HOLDINGS LLC

	By:	Apollo Management VI, L.P.
its managing member

		By:	AIF VI Management, LLC
its general partner

			By:	/s/ Laurie D. Medley
			Name:	Laurie D. Medley
			Title:	Vice President

APOLLO ADVISORS VI, L.P.

By:	Apollo Capital Management VI, LLC
its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO CAPITAL MANAGEMENT VI, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO PRINCIPAL HOLDINGS I, L.P.

By:	Apollo Principal Holdings I GP, LLC
its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO PRINCIPAL HOLDINGS I GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

RCIV HOLDINGS (LUXEMBOURG) S.À R.L.

By:	RCIV Holdings, L.P.
its sole shareholder

By:	Apollo Management VI, L.P.
its general partner

By:	AIF VI Management, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

RCIV HOLDINGS, L.P.

By:	Apollo Management VI, L.P.
its general partner

By:	AIF VI Management, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT VI, L.P.

By:	AIF VI Management, LLC
its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

AIF VI MANAGEMENT, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and managers of Holdings GP and Principal I GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Messrs. Leon D. Black, Joshua Harris and Marc Rowan are the managers, as well as principal executive officers, of Holdings GP and Principal I GP.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as managers and executive officers of Holdings GP and Principal I GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.